

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Alex Jen, CEO
Ace Consulting Management, Inc.
923 E. Valley Blvd, Suite 103B
San Gabriel, CA 91776

      Re: Ace Consulting Management, Inc.
                Registration Statement on Form S-1/A
                Filed October 29, 2010
                File No. 333-169424

Dear Mr. Jen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 12

1.   We re-issue comment one in our letter dated October 20, 2010. Other than referencing two service agreements and discussing Mr. Jen's prior experience, you have not materially revised your disclosure. We continue to believe that this section should be substantially revised to clearly explain to investors in concrete terms what your specific business plans are and the specific actions you have taken to date, and intend to take in the future, to execute each of the proposed business plans referenced. Refer to our prior comment and revise accordingly.

2.   We note your references to service agreements with Beijing Poly Design and Shanghai Gaogo Design and Construction and have reviewed the agreements filed as exhibits. However, it is still not clear what you intend to do pursuant to these agreements and how it will enable you to generate revenues. Please revise to provide additional information.

3.	We note that you have deleted disclosure regarding Chinese regulations in response to comment three in our letter dated October 20, 2010. However, we still believe you should provide the requested disclosure. Please explain your operating structure and how it complies with Chinese restrictions on foreign investment. Also disclose the restrictions on foreign investment in your industry. Finally, describe the Chinese regulations on consultancy services, how they impact your planned businesses, and what business licenses you have obtained to date.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 15

4.	We note your response to comment five in our letter dated October 20, 2010. Please revise your registration statement to include this disclosure. Also explain the nature of your relationships with each of these individuals and discuss whether they are continuing to provide services to you. We also note that at least two of these individuals are related parties due to their significant stock ownership. Please provide the required disclosure in the Transactions with Related Persons, Promoters and Certain Control Persons section of your prospectus. Refer to Item 404 of Regulation S-K.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:	Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
Via facsimile: (732) 577-1188